UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Gentium S.p.A.
(Name of Issuer) Ordinary Shares, No Par Value
(Title of Class of Securities) 37250B14 (CUSIP Number) December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-l(b)

[   ] Rule 13d-l(c)

[X] Rule 13d-l(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37250B14	SCHEDULE 13G/A	Page 2 of 7

1. Names of Reporting Persons: F3F S.p.A. (formerly FinSirton S.p.A.) I.R.S. Identification Nos. of above persons (entities only). Not applicable
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3. SEC Use Only
4. Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power: 0 (See Item 4)
6. Shared Voting Power: 2,550,000 (See Item 4)
7. Sole Dispositive Power: 0 (See Item 4)
8. Shared Dispositive Power: 2,550,000 (See Item 4)
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,550,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [X]
11. Percent of Class Represented by Amount in Row (9): 17.03%
12. Type of Reporting Person (See Instructions): CO

NY:

CUSIP No. 37250B14	SCHEDULE 13G/A	Page 3 of 7

1. Names of Reporting Persons: Dr. Laura Ferro I.R.S. Identification Nos. of above persons (entities only). Not applicable
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3. SEC Use Only
4. Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power: 164,000 (See Item 4)
6. Shared Voting Power: 2,550,000 (See Item 4)
7. Sole Dispositive Power: 164,000 (See Item 4)
8. Shared Dispositive Power: 2,714,000 (See Item 4)
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,714,000 (See Item 4)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [X]
11. Percent of Class Represented by Amount in Row (9): 18.13%
12. Type of Reporting Person (See Instructions): IN

NY

CUSIP No. 37250B14	SCHEDULE 13G/A	Page 4 of 7

This Amendment No. 7, jointly filed by F3F S.p.A. (formerly FinSirton S.p.A.) and Dr. Laura Ferro pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), amends the Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2012 with respect to the ordinary shares, no par value (the “Ordinary Shares”), of Gentium S.p.A.

Item 1.

(a)           Name of Issuer: Gentium S.p.A. (“Gentium”).

(b)           Address of Issuer’s Principal Executive Offices: Piazza XX Settembre 2, 20079 Villa Guardia (Como), Italy.

Item 2.

Item 2 of the Schedule 13G is hereby amended and restated in its entirety as follows:

(a)           Name of Person Filing:

(i)           F3F S.p.A. (formerly FinSirton S.p.A.) (“F3F”), an Italian joint stock company, by virtue of its direct ownership of 2,550,000 outstanding Ordinary Shares as of the date of this Statement; and

(ii)           Dr. Laura Ferro (“Dr. Ferro”), an Italian citizen, by virtue of her direct beneficial ownership of 164,000 Ordinary Shares as of the date of this Statement, which includes 64,000 Ordinary Shares issuable upon exercise of options  that have vested at, or will vest within 60 days of the date of this Statement, and deemed control over F3F as described in Item 4;

who are collectively referred to as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2006, a copy of which has been previously filed and is hereby incorporated by reference, pursuant to which the Reporting Persons have agreed to file this Statement, and amendments hereto, jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that either of them is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.

(b)           Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is Piazza XX Settembre 2, 20079 Villa Guardia (Como), Italy.

(c)           Citizenship: The information set forth in Item 2(a) of this Statement is hereby incorporated herein by reference.

(d)           Title of Class of Securities: Ordinary Shares.

(e)           CUSIP Number: 37250B14.

Item 3.  If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);
(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);
(g) [ ]	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);
NY

CUSIP No. 37250B14	SCHEDULE 13G/A	Page 5 of 7

(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Not applicable.

Item 4.  Ownership.

Item 4 of the Schedule 13G is hereby amended and restated in its entirety as follows:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:  As of the date of this Statement, F3F owns 2,550,000 Ordinary Shares.  Dr. Ferro may be deemed to control F3F by virtue of her 66.67% ownership interest in F3F, and, accordingly, Dr. Ferro may be deemed to beneficially own the Ordinary Shares owned by F3F.  In addition, as of the date of this Statement, Dr. Ferro beneficially owns 164,000 Ordinary Shares. Dr. Ferro disclaims beneficial ownership of the Ordinary Shares owned by F3F.

 (b)           Percent of class:

 (i)           F3F: 17.03%

(ii)           Dr. Ferro: 18.13% (after giving effect to the Ordinary Shares held by F3F that Dr. Ferro may be deemed to beneficially own, as described above)

  (c)           Number of shares as to which the person has:

 (i)          Sole power to vote or to direct the vote: Dr. Ferro has the sole power to vote or to direct the vote of 164,000 Ordinary Shares as of the date of this Statement.

(ii)          Shared power to vote or to direct the vote:  Dr. Ferro and F3F may be deemed to share the power to vote or to direct the vote of 2,714,000 Ordinary Shares owned by F3F as of the date of this Statement.  Dr. Ferro disclaims such shared power to vote or to direct the vote of Ordinary Shares owned by F3F.

(iii)         Sole power to dispose or to direct the disposition of: Dr. Ferro has the sole power to dispose or to direct the disposition of 164,000 Ordinary Shares as of the date of this Statement.

(iv)        Shared power to dispose or to direct the disposition of: Dr. Ferro and F3F may be deemed to share the power to dispose or to direct the disposition of 2,714,000 Ordinary Shares owned by F3F as of the date of this Statement.  Dr. Ferro disclaims such shared power to dispose or to direct the disposition of Ordinary Shares owned by F3F.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [   ].

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.
NY

CUSIP No. 37250B14	SCHEDULE 13G/A	Page 6 of 7

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

Not applicable.
NY:

CUSIP No. 37250B14	SCHEDULE 13G/A	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

F3F S.p.A.

By:	/s/ Angelo Aredi Butti
Name: Angelo Aredi Butti
Title: Managing Director

/s/ Laura Ferro
Dr. Laura Ferro